

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 21, 2009

Mr. Robert S. Tissue
Sr. Vice President & Chief Financial Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, WV 26836

      RE: Summit Financial Group, Inc.
              Form 10-K/A for Fiscal Year Ended December 31, 2008
              Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and
              June 30, 2009
              File No. 000-16587

Dear Mr. Tissue:

      We have reviewed your response dated August 25, 2009 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Note 8 – Allowance for Loan Losses, page 63

1.   We note your response to prior comment three of our letter dated August 4, 2009. Please provide us with the following additional information to better evaluate your response:

- Your response indicate that impaired loans are classified as Level 2 when the fair value of the collateral is based on an observable market price or a current appraised value that management believes is indicative of the value that will be ultimately realized upon the future sale of the collateral. Please tell us how you determined that the "future net realizable value" meets the definition of fair value in paragraph 5 of SFAS 157 (or as defined in the Master Glossary of the FASB Codification.).

- Your response indicates that impaired loans are classified as Level 3 when the fair value of the collateral is further impaired below the current appraised value and there is no observable market price. Please advise us regarding the factors you consider in determining that a <u>current</u> appraisal is not determinative of fair value.

- You state that in evaluating the necessity for obtaining current appraisals you consider such factors as the age of the original appraisal, significance of the loan balance and the collateral's specific nature. Please explain in more detail how the age of the original appraisal impacts your determination of whether an updated appraisal is required. For example, do you have a specific time period (e.g., 3 months, 6 months, 1 year) during which you believe that the information contained in the original appraisal is reflective of current market conditions?

- Please provide us with a more detailed explanation regarding the discounts that you apply to appraised values to compensate for the estimated depreciation in value of the loan's underlying collateral since the date of the original appraisal. In this regard, tell us if you perform your own analysis of market comparables based on more recent data and how this is factored into your valuation.

- We note that you assign a discount to all appraised values of collateral dependent loans to compensate for a shorter marketing period than that assumed by the appraiser. Please provide us with more information regarding these discounts and how you determined they were necessary to arrive at a fair value that was reflective of an orderly transaction between market participants under current market conditions. In this regard, more clearly explain how marketing periods are considered in an external appraisal and explain how you determined that a shorter period was necessary in your determination of fair value.

- With respect to the specific impaired loan mentioned in your response for which you determined the fair value to be $20.1 million less than the appraised value, please tell us the date of the last appraisal and explain the analysis you performed to estimate the fair value of the underlying collateral in the absence of a current appraisal.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Consolidated Statements of Shareholders' Equity, page 6

2.   Please revise this statement in your future filings to separately present the amount
        of other-than-temporary impairment recognized in accumulated other
        comprehensive income for which a portion has been recognized in earnings.
        Refer to paragraph 37 of FSP FAS 115-2 and 124-2 (FASB ASC 320-10-45-9A).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Experience, page 35

3.   We note that your net charge-offs as a percentage of average loans outstanding
        have significantly increased during the six months ended June 30, 2009. Please
        tell us and revise your future filings to more clearly explain how this trend of
        increasing charge-offs has impacted or is expected to impact your allowance for
        loan losses. Specifically describe the triggering events or other circumstances
        which impact the timing of when an allowance for loan losses is established for
        an impaired loan versus when the loan is charged-off and explain how the
        increasing level of charge-offs is factored into your determination of the general
        (or unallocated) allowance.

4.   As a related matter, please revise your disclosure in future filings to more clearly
        bridge the gap between the significant changes in your recent credit experience
        and evidence of changes in your overall credit environment with the increase in
        your allowance for loan losses. For example, discuss in general the relationship
        between your nonperforming and impaired loans and the allowance for loan
        losses, discuss in detail how you measure impairment on your impaired loans and
        link this information to the increase to your allowance for loan losses. Further,
        please discuss the reasons that your allowance has not proportionally followed the
        levels of your nonperforming loans and charge-offs. Discuss the steps you take to
        monitor and evaluate collateral values of your nonperforming and problem loans
        as part of your allowance methodology and discuss the trends experienced in that
        area in recent periods. Provide us with a draft of your proposed disclosures.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly

facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief